

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2024

Edward Dietzler
President and Chief Executive Officer
Princeton Bancorp, Inc.
183 Bayard Lane
Princeton, New Jersey 08540

      Re: Princeton Bancorp, Inc.
           Registration Statement on Form S-4
           Filed April 12, 2024
           File No. 333-278651

Dear Edward Dietzler:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance

cc: Edward C. Hogan, Esq.